Exhibit 99.1

Vitru Limited

announces
Third Quarter 2022

Financial Results

Florianopolis, Brazil, November 10, 2022 – Vitru Limited, or Vitru (Nasdaq: VTRU), the leading pure-player in the post-secondary digital education market in Brazil, today reported financial and operating results for the three-month period ended September 30, 2022 (third quarter 2022 or 3Q22) and nine-month period ended September 30, 2022 (9M22). Financial results are expressed in Brazilian reais (R$) and are presented in accordance with International Financial Reporting Standards (IFRS). Vitru operates its hubs under the Uniasselvi and UniCesumar brand with 722.8 thousand students in digital education undergraduate and graduate courses, and 2,108 hubs distributed throughout Brazil.

Vitru celebrates important milestones in the quarter

To our shareholders

This quarter we celebrated our second anniversary as a listed company, and once again, we are proud to share with all our stakeholders a few remarkable accomplishments.

This was the first full quarter with the consolidation of UniCesumar numbers within Vitru. The results speak for themselves and confirm the expected positive impact of our business combination: Consolidated Net Revenue in 3Q22 was up 170.6%, compared to 3Q21, while our Adjusted EBITDA increased 270.8% in the same period. UniCesumar has confirmed itself as a differentiated player, with top-notch brand recognition and superior quality in both digital and on-campus education, in addition to generating strong cash flow and solid contribution to our net earnings.

The second intake cycle of 2022 (2022.2) is over, and our two brands achieved solid results in this period. The digital education undergraduate intake cycle of Uniasselvi increased 23.5% when compared to the same period of the previous year (2021.2), purely on an organic basis, reaching 171.1 thousand new students and demonstrating the resilience of its hybrid model. Together with UniCesumar’s impressive intake cycle (up 51.2% in 2022.2 compared to 2021.2), Vitru had 722.8 thousand digital education students as of September 30, 2022, maintaining its leadership position within Brazil and Latin America in digital education.

In addition, on September 27, 2022, we announced the investment agreement with Crescera, a leading asset manager with accomplishments in the education sector in Brazil, including the development of several successful education platforms. Since the closing of the business combination with Unicesumar, Vitru has been working on its pre-defined plan: to raise additional equity - ideally from experienced, education-savvy investors to accelerate its deleveraging process. Crescera subscribed for 3,636,363 new common shares in a fully primary capital increase in the amount of R$300 million, equivalent to US$58.26 million.

Moreover, consistent with our corporate governance standards, on October 24, 2022, we launched a rights offering allowing our existing shareholders to subscribe for new common shares at a price-per-share equivalent to the US$ price to be paid by Crescera for the common shares it is acquiring pursuant to its investment. The total amount to be raised in this rights offering is expected to be between R$100 million and R$125 million.  We intend to use the proceeds from the Crescera investment and the rights offering primarily to repay existing indebtedness.

Lastly, on September 2, 2022, we announced the acquisition of Rede Enem, a platform that provides content through an ecosystem that includes blogs, free preparatory courses, and social media profiles. Rede Enem seeks to improve the performance of secondary education students, mainly coming from public schools, in the Brazilian National Secondary Education Examination (Exame Nacional do Ensino Médio, or ENEM). Rede Enem had over 24.2 million views in two of its primary domains as of December 31, 2021, and we expect that this investment will be an interesting distribution channel for Vitru and an opportunity for us to get closer to our target audience.

3Q22 Results	2

We are excited to share this moment with our stakeholders and to lead these disruptive transformative steps in the education sector in Brazil.

Sincerely,

Pedro Graça & William Matos

Vitru's Co-CEOs

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

3Q22 Results	3

CONFERENCE CALL AND WEBCAST INFORMATION

Vitru will discuss its third quarter 2022 results via conference call

When: Thursday, November 10, 2022 at 4:30 p.m. EST (6:30 p.m. BRT)

Webcast: https://investors.vitru.com.br/

Replay: available on our website

Carlos Freitas
Chief Financial and Investor Relations Officer

Maria Carolina de Freitas Gonçalves	Investor Relations Contact
Investor Relations Manager	ir@vitru.com.br

3Q22 Results	4

3Q22 HIGHLIGHTS

◾	Announcement on September 27, 2022 of the execution of an investment agreement with Crescera – a leading asset manager with accomplishments in the education sector in Brazil – pursuant to which Crescera subscribed for 3,636,363 new common shares in a primary capital increase in the amount of R$300 million, equivalent to US$58.26 million, based on the applicable exchange rate pursuant to the investment agreement, or approximately US$16.02 per common share;
◾	Launch on October 24, 2022 of a rights offering allowing our existing shareholders to subscribe for new common shares at a price-per-share equivalent to the US$ price paid by Crescera for the common shares it has acquired pursuant to its investment;
◾	Announcement on September 2, 2022 of the acquisition of Rede Enem, a leading educational platform focused on improving the performance of secondary education students, with over 24.2 million views in two of its primary domains as of December 31, 2021;
◾	722.8k digital education students as of 3Q22, with a combined 30.8% increase in the 2022.2 intake cycle compared to 2021.2 in the Digital Education undergraduate segment of Uniasselvi and UniCesumar;
◾	Net revenue in the core Digital Education Undergraduate business increased by 123.9% in 3Q22 compared to 3Q21, with Consolidated Net Revenue up 170.6%;
◾	Consolidated Adjusted EBITDA increased 270.8% in 3Q22 compared to 3Q21, with Adjusted EBITDA Margin increasing 9.7 percentage points (p.p.) to 35.8% in 3Q22;
◾	Adjusted Net Income increased 386.7% in 3Q22 compared to 3Q21, positively impacted by a higher Adjusted EBITDA and the consolidation of the UniCesumar operation; and
◾	Adjusted Cash Flow from Operations increased 289.4% to R$147.5 million in 3Q22, with an Adjusted Cash Flow Conversion from Operations of 109.9%.

Table 1: Key financial highlights

R$ million (except otherwise stated)	3Q22	3Q21	% Chg	9M22	9M21	% Chg
Net Revenue	400.8	148.1	170.6%	886.6	465.3	90.5%
DE Undergraduate Net Revenue	282.5	126.2	123.9%	682.4	386.1	76.7%
Adjusted EBITDA[1]	143.5	38.7	270.8%	307.8	135.2	127.7%
Adjusted EBITDA Margin	35.8%	26.1%	9.7 p.p.	34.7%	29.1%	5.6 p.p.
Adjusted Net Income[2]	65.7	13.5	386.7%	155.5	53.1	192.8%
Adjusted Cash Flow from Operations[3]	147.5	37.9	289.4%	267.6	114.2	134.3%
Adjusted Cash Flow Conversion from Operations[3]	109.9%	112.6%	(2.7) p.p.	101.9%	92.0%	9.9 p.p.

(1)	For a reconciliation of Adjusted EBITDA, see “—Reconciliations of Non-GAAP Financial Measures—Reconciliation of Adjusted EBITDA” at the end of this document.
(2)	For a reconciliation of Adjusted Net Income, see “—Reconciliations of Non-GAAP Financial Measures—Reconciliation of Adjusted Net Income” at the end of this document.
(3)	For a reconciliation of Adjusted Cash Flow from Operations and Adjusted Cash Flow Conversion from Operations, see “—Reconciliations of Non-GAAP Financial Measures—Reconciliation of Adjusted Cash Flow Conversion from Operations” at the end of this document.

3Q22 Results	5

OPERATING RESULTS

Student base and hubs

The number of enrolled students is a relevant operational metric for Vitru. As of September 30, 2022, Vitru had 744.8 thousand students enrolled in the courses it provides, an increase of 103.4% compared to the number of enrolled students over the same period of the prior year.

Another relevant metric is the percentage of digital education students to total enrolled students, which we believe best demonstrates the focus on digital education (comprising both undergraduate courses and continuing education courses) and its relevance to the services offered. As of September 30, 2022, students enrolled in digital education represented 97.1% of the total number of enrolled students, down 1.0 p.p. from the same period of the prior year, considering September 30, 2022, the student base numbers for UniCesumar, which has more on-campus students than Uniasselvi. On an organic basis, students enrolled in digital education represented 98.6% of the total number of enrolled students, up 0.5 p.p. from 3Q21.

It is important to highlight that the number of hubs is one of the drivers that enable the Company to increase its enrolled student base. A relevant portion of Vitru’s growth is driven by the expansion and subsequent maturation of the hubs.

Vitru has substantially expanded its operations and geographic presence throughout Brazil with the opening of new hubs in the last few years. In fact, 91.0% of the current 2,108 hubs are still ramping up, representing a substantial growth avenue: the current maturation ratio of such hubs is only 41.2%. The Company estimates that a typical hub reaches its full capacity in terms of the number of students (and hence is deemed to be mature) after seven or eight years of operations.

Table 2: Student base and hubs

'000 (except otherwise stated)	3Q22[1]	3Q21	2Q22[1]	Δ3Q22 x 3Q21	Δ3Q22 x 2Q22
Total enrolled students	744.8	366.1	811.5	103.4%	(8.2)%
% Digital education to total enrolled students	97.1%	98.1%	97.3%	(1.0) p.p.	(0.2) p.p.
Number of digital education students	722.8	359.0	789.6	101.3%	(8.5)%
Undergraduate students	672.5	292.8	740.9	129.7%	(9.2)%
Graduate students	50.4	66.2	48.7	(23.9)%	3.5%
Number of on-campus students	21.9	7.1	22.0	208.3%	(0.2)%
Undergraduate students	21.3	7.1	21.5	200.6%	(0.6)%
Graduate students	0.593	0.014	0.513	4,135.7%	15.6%
Number of hubs[2]	2,108	904	2,028	133.2%	3.9%
% of Expansion hubs (i.e., excluding Base hubs)	91.0%	90.7%	90.6%	0.3 p.p.	0.4 p.p.
Theoretical maturation index[3]	41.2%	31.1%	43.5%	10.1 p.p.	(2.3) p.p.

(1)	Consolidated numbers including the UniCesumar operation.
(2)	Does not consider the five international hubs from UniCesumar.
(3)	The Company calculates the theoretical maturation index as the actual number of students per hub of the Expansion hubs divided by the theoretical number of students it expects to achieve as of the maturity of the same hubs. The index comprises all Expansion hubs as of the end of each period, and hence it can actually decrease in a given quarter as new Expansion hubs are opened.

3Q22 Results	6

Tuitions and Ticket

Table 3: Tuitions and ticket

R$ million (except otherwise stated)	3Q22	3Q21	% Chg	9M22	9M21	% Chg
Uniasselvi DE undergraduate tuitions[1]	254.0	199.0	27.6%	791.4	600.5	31.8%
Average ticket Uniasselvi DE undergraduate (R$/month)[2]	287.6	269.2	6.8%	-	-	n.a.
UniCesumar DE undergraduate tuitions[1]	204.9	-	n.a.	300.4	-	n.a.
Average ticket UniCesumar DE undergraduate (R$/month)[2]	216.0	-	n.a.	-	-	n.a.
Total DE undergraduate tuitions[1]	458.9	199.0	130.6%	1,091.8	600.5	81.8%

(1)	Tuitions are net of cancellations. In the case of UniCesumar, 9M22 tuition includes the period consolidated within Vitru (between May 20 and September 30, 2022).
(2)	In the third quarter of each year, the Company calculates the “Average Ticket DE undergraduate (R$/month)” as the sum of Digital Education Undergraduate Tuitions net of cancellations of the quarter divided by the average number of students between the beginning and the end of the quarter.

The compelling strength of Vitru’s model and the sustainability of its growth can be demonstrated by the total amount charged for course tuitions from digital education undergraduate students (which is the sum of gross revenue and the hub partners’ portion of the tuitions less other academic revenue and cancellations).

DE Undergraduate tuitions for 3Q22 amounted to R$458.9 million, an increase of 130.6% compared to the R$199.0 million recorded in 3Q21. This growth rate primarily reflects the maturation of expansion hubs (i.e. hubs that are not yet deemed to be mature) through the organic increase in the number of students enrolled in digital education undergraduate courses plus the consolidation from UniCesumar.

The average monthly ticket for Uniasselvi Digital Education Undergraduate courses increased by 6.8%, from R$269.2 in 3Q21 to R$287.6 in 3Q22. We believe that this increase in the average ticket in DE Undergraduate segment, despite the challenging macroeconomic conditions in Brazil, is indicative of the resilience of Vitru’s organic academic model. In addition, it is a signal of the contribution of courses with higher monthly tickets, such as Nursing, which is still one of the top courses in our organic intake process.

The average monthly ticket for UniCesumar Digital Education Undergraduate courses decreased 6.8% to R$216.0 in 3Q22 compared to R$231.8 in 3Q21 (as calculated per Vitru’s criteria for the calculation of the average ticket). As part of the best practices currently being exchanged between the entities, we are working to improve UniCesumar’s average tickets in line with the pricing strategies being applied by Uniasselvi in the last few years, which has differentiated it from the other players in the market.

Finally, in the last few quarters, we have been observing a continued increase in the interest of younger students (i.e., persons under 25 years old) in our digital education solutions, which we believe is evidence that, following the COVID-19 pandemic, a greater share of the new generation of students is accepting digital solutions as a natural choice for post-secondary education.

3Q22 Results	7

FINANCIAL RESULTS

Net Revenue

Net Revenue breakdown

Uniasselvi DE undergraduate
Uniasselvi On-campus undergraduate
Uniasselvi Continuing education
Unicesumar
Quarterly
85%
7%
8%
3Q21
39%
2%
4%
55%
3Q22
YTD
83%
8%
9%
9M21
56%
3%
5%
36%
9M22(1)
Unicesumar
3Q22
57%
DE undergraduate
15%
On-campus undergraduate (ex- Medical)
25%
Medical undergraduate
3%
Continuing education
9M22(1)
58%
DE undergraduate
15%
On-campus undergraduate (ex- Medical)
24%
Medical undergraduate
3%
Continuing education

(1)	UniCesumar Net Revenue breakdown comprising the consolidation period between May 20 and September 30, 2022.

Consolidated Net Revenue in 3Q22 was R$400.8 million, up 170.6% from 3Q21. The organic growth, mainly driven by the increase in the number of enrolled students in the DE Undergraduate segment of Uniasselvi as well as higher average tickets in this segment, was 20.9%.

Net Revenue from digital education undergraduate courses in 3Q22 was R$282.5 million, up 123.8% from R$126.2 million in 3Q21. On an organic basis only, the increase was 23.6%, and the figure reached R$156.0 million in 3Q22. This achievement was primarily driven by an increase in the student base, as boosted by the business combination with UniCesumar, the results of the aforementioned expansion and maturation of operational hubs, and by a higher average ticket in this segment as previously presented.

3Q22 Results	8

Net Revenue from on-campus undergraduate courses (ex-medical courses) in 3Q22 amounted to R$42.5 million, an increase of 334.1% from R$9.8 million in 3Q21. On an organic basis only, this increase amounted to R$9.1 million, a decrease of 7.1% in 3Q22 compared to 3Q21. The organic decrease was primarily attributable to the ongoing shift to digital education, due to the increased number and attractiveness of digital education undergraduate courses. The decline in the contribution of the organic on-campus segment in our numbers is in line with the Company’s expectations and strategic vision for the overall Higher Education business in Brazil.

Net Revenue from the whole on-campus undergraduate segment (including UniCesumar’s medical courses) reached R$97.5 million in 3Q22, an increase of 894.9% from R$9.8 million in 3Q21, given the representativeness of UniCesumar’s on-campus activities.

Net Revenue from continuing education courses for 3Q22 was R$20.8 million, up 71.9% from R$12.1 million in 3Q21. Organically, the impact of the reduction in the average duration of graduate courses compared to 3Q21 (because of the previously disclosed current market trends) is over and starting to show positive results. We expect that the average duration of our graduate courses will be relatively stable throughout 2022. In addition to graduate courses, our continuing education business includes technical courses and professional qualification courses. We believe this has the potential to represent a significant additional source of revenue for us and is part of our strategy to expand complementary offerings throughout our students’ lifelong journey.

Table 4: Net Revenue Breakdown

R$ million	3Q22	3Q21	% Chg	9M22	9M21	% Chg
Digital education undergraduate (Uniasselvi)	156.0	126.2	23.6%	497.4	386.1	28.8%
On-campus undergraduate (Uniasselvi)	9.1	9.8	(7.1)%	29.8	35.9	(17.0)%
Continuing education (Uniasselvi)	14.0	12.1	15.7%	39.5	43.3	(8.8)%
Unicesumar	221.7	-	n.a.	319.9	-	n.a.
Net Revenue	400.8	148.1	170.6%	886.6	465.3	90.5%

3Q22 Results	9

Cost of Services

Cost of services in 3Q22 amounted to R$168.9 million, an increase of 149.1% compared to R$67.8 million reported in 3Q21. In addition to the impact of the consolidation of UniCesumar, this increase was partially attributable to an increase in personnel costs with the hiring of new tutors to support the growth of our business, as well as higher depreciation related to content production, software, and the amortization of intangible assets from the business combination. We note that cost of services includes certain restructuring costs as well as depreciation and amortization expenses, which combined amounted to R$22.3 million in 3Q22 and R$12.8 million in 3Q21.

Cost of services as reported in the Adjusted EBITDA calculation (without the aforementioned restructuring costs and depreciation and amortization expenses) was R$146.6 million in 3Q22 and R$55.0 million in 3Q21, representing a year-over-year increase of 166.5%, and a decrease of 0.5 p.p. as a percentage of Net Revenue. This was primarily due to economies of scale within Uniasselvi and despite the increased significance of the on-campus segment (a business with lower gross margins) within UniCesumar.

Table 5: Cost of Services

R$ million	3Q22	3Q21	% Chg	9M22	9M21	% Chg
Cost of Services	168.9	67.8	149.1%	351.9	180.4	95.1%
(-) Depreciation and amortization	(21.0)	(11.5)	82.6%	(51.2)	(31.7)	61.5%
(-) Restructuring expenses	(1.3)	(1.3)	0.0%	(4.2)	(4.3)	(2.3)%
Cost of Services for Adj. EBITDA calculation	146.6	55.0	166.5%	296.5	144.4	105.3%
as % of Net Revenue	36.6%	37.1%	(0.5) p.p.	33.4%	31.0%	2.4 p.p.

Gross Profit and Gross Margin

Gross Profit in 3Q22 was R$231.9 million, an increase of 188.7% compared to R$80.3 million in 3Q21, which was primarily due to the contribution of UniCesumar to our consolidated figures. Gross Margin increased 3.7 p.p. to 57.9% from 54.2% in 3Q21, which was primarily attributable to a decrease in Cost of Services as a percentage of Net Revenue, as a result of the foregoing reasons.

3Q22 Results	10

Operating Expenses

Selling Expenses

Selling expenses in 3Q22 amounted to R$69.6 million, an increase of 188.8% compared to R$24.1 million in 3Q21. In addition to the contribution of UniCesumar to our consolidated figures, this increase is primarily attributable to our focus on our Digital Education segment, in which most of our selling expenses with online advertising are aimed at attracting new students.

Selling expenses as reported in the Adjusted EBITDA calculation (i.e., excluding depreciation and amortization expenses) amounted to R$55.7 million in 3Q22 and R$24.1 million in 3Q21, representing a year-on-year increase of 131.1%. As a percentage of Net Revenue, the consolidated selling expenses for Adjusted EBITDA calculation decreased from 16.3% in 3Q21 to 13.9% in 3Q22. This decrease is mainly attributable to the fact that, in UniCesumar’s sale process, hubs are much more active and have higher intake responsibilities (and hence bear a significant part of the intake costs) compared to hubs in Uniasselvi.

Table 6: Selling expenses

R$ million	3Q22	3Q21	% Chg	9M22	9M21	% Chg
Selling Expenses	69.6	24.1	188.8%	159.4	87.4	82.4%
(-) Depreciation and amortization	(13.9)	-	n.a.	(20.0)	-	n.a.
(-) M&A and pre-offering expenses	-	-	n.a.	(0.2)	-	n.a.
Selling Expenses for Adj. EBITDA calculation	55.7	24.1	131.1%	139.2	87.4	59.3%
as % of Net Revenue	13.9%	16.3%	(2.4) p.p.	15.7%	18.8%	(3.1) p.p.

On an organic basis, selling expenses as reported in the Adjusted EBITDA calculation amounted to R$108.3 million in 9M22 and R$87.4 million in 9M21, representing a year-on-year increase of 23.9%.  Nevertheless, Uniasselvi’s organic Customer Acquisition Cost (CAC) decreased 3.0% in 9M22 to R$295.6 per new student in the DE Undergraduate segment, compared to R$304.7 per new student in 9M21, as provided in the table below:

Table 7: Uniasselvi’s Customer Acquisition Cost1

R$ million	3Q22	3Q21	% Chg	9M22	9M21	% Chg
Selling expenses for Adj. EBITDA calculation (organic)	31.4	24.1	30.3%	108.3	87.4	23.9%
Number of intake students (DE Undergraduate Uniasselvi)	142.5	112.6	26.6%	366.4	286.8	27.8%
Selling expenses per new student at Uniasselvi	220.4	214.0	3.0%	295.6	304.7	(3.0)%

(1)	For simplification purposes, CAC is equal to selling expenses in a given period divided by the intake in the DE Undergraduate segment in the same period. Given that Uniasselvi’s academic cycle is on a semiannual basis, it is more appropriate to look at CAC figures per semester, not per quarter

3Q22 Results	11

General and Administrative Expenses

General and Administrative (G&A) expenses in 3Q22 amounted to R$38.3 million, an increase of 59.6%, compared to 3Q21. This was primarily due to the growth in personnel expenses and consultancy expenses related to the integration planning, in addition to the contribution of UniCesumar’s results to our consolidated figures.

G&A expenses as reported in the Adjusted EBITDA calculation amounted to R$22.8 million in 3Q22 and R$12.4 million in 3Q21, representing an increase of 83.9%, which reflects the consolidation of UniCesumar’s results in our financial statements. As a percentage of Net Revenue was 5.7% in 3Q22, a decrease of 2.7 p.p. compared to 8.4% in 3Q21. On an organic basis, G&A expenses as reported in the Adjusted EBITDA calculation amounted to R$12.7 million in 3Q22 and R$12.4 million in 3Q21, an increase of 2.4%, as a result of increased personnel expenses.  In 9M22, the increase in G&A expenses as reported in the Adjusted EBITDA calculation compared to 9M21 amounted to 57.3% (from R$36.3 million in 9M21 to R$57.1 million in 9M22).

Table 8: G&A expenses

R$ million	3Q22	3Q21	% Chg	9M22	9M21	% Chg
General and Administrative (G&A) Expenses	38.3	24.0	59.6%	123.0	66.0	86.4%
(-) Depreciation and amortization expenses	(17.0)	(2.6)	553.8%	(26.8)	(8.0)	235.0%
(-) Share-based compensation plan	9.5	(5.2)	n.a.	1.7	(14.9)	n.a.
(-) Restructuring, M&A and pre-offering expenses	(8.0)	(3.8)	110.5%	(40.8)	(6.8)	500.0%
G&A Expenses for Adj. EBITDA calculation	22.8	12.4	83.9%	57.1	36.3	57.3%
as % of Net Revenue	5.7%	8.4%	(2.7) p.p.	6.4%	7.8%	(1.4) p.p.

Net Impairment Losses on Financial Assets (PDA)

Net impairment losses on financial assets represent the provisions for doubtful accounts. In 3Q22, the PDA expenses was R$41.6 million, which represents 10.4% of the Net Revenue in the period (lower than the average percentage of Net Revenue in 2020 and 2021), while in 3Q21 the PDA was R$23.7 million, equivalent to 16.0% of the Net Revenue. This decrease of 5.6 p.p. in our PDA expenses as a ratio of Net Revenue in 3Q22 compared to 3Q21 was primarily due to the contribution of UniCesumar’s results to our consolidated figures. It is important to highlight that UniCesumar has more effective collection processes and procedures than Uniasselvi, which we believe represents a solid opportunity in the medium term for synergies via the broader use of such best practices for both brands.

PDA expenses, on an organic basis, represented 18.2% of our Net Revenue in 3Q22 and 16.3% of our Net Revenue in 9M22 (compared to 16.5% in 9M21). This increase in PDA expenses in 3Q22 (as a percentage of Net Revenue) was mainly due to slightly higher delinquency ratios among Uniasselvi’s new students after Uniasselvi’s strong intake performance in the first half of 2022 (a 28.6% increase compared to intake in the first half of 2021).

3Q22 Results	12

Adjusted EBITDA

Adjusted EBITDA in 3Q22 amounted to R$143.5 million, an increase of 270.8% from R$38.7 million in 3Q21. Adjusted EBITDA Margin was 35.8%, a 9.7 p.p. increase compared to 26.1% for 3Q21. This increase in the Adjusted EBITDA Margin in the quarter reflects the solid growth of Uniasselvi and the contribution of UniCesumar’s results to our consolidated figures. On an organic basis, Adjusted EBITDA in 3Q22 totaled R$49.7 million, up 28.4% from R$38.7 million in 3Q21, with a 1.6 p.p. increase in the organic Adjusted EBITDA Margin.

Notes: (i) all figures in this graph include the adjustments applied in our definition of Adjusted EBITDA; (ii) PDA is defined as “Net impairment losses on financial assets” in our Financials Statements.

3Q22 Results	13

Adjusted Net Income

Adjusted Net Income in 3Q22 was R$65.7 million, an increase of 386.7% compared to 3Q21. This year-on-year increase reflects the growth in Adjusted EBITDA in 3Q22 compared to 3Q21 as per the foregoing discussion, as well as the consolidation of UniCesumar’s results within our own.

Cash Flow and Cash Conversion from Operations

Adjusted Cash Flow from Operations amounted to R$147.5 million in 3Q22, an increase of 289.4% compared to 3Q21, as a result of our continued discipline in working capital management and capital allocations and the expansion of our business, in particular due to the contribution of UniCesumar’s results to our consolidated figures.

Table 9: Cash Flow & Cash Conversion

R$ million	3Q22	3Q21	% Chg	9M22	9M21	% Chg
Cash Flow from Operations	153.2	41.7	267.7%	283.6	129.6	118.8%
(+) Income tax paid	(5.7)	(3.8)	50.0%	(16.0)	(15.4)	3.9%
Adjusted Cash Flow from Operations	147.5	37.9	289.4%	267.6	114.2	134.3%
Adjusted EBITDA	143.5	38.7	270.8%	307.8	135.2	127.7%
(-) Non-recurring expenses	(9.3)	(5.1)	82.4%	(45.2)	(11.1)	307.2%
Adjusted EBITDA excluding Non-recurring Expenses	134.2	33.6	299.4%	262.6	124.1	111.6%
Adjusted Cash Flow Conversion from Operations[1]	109.9%	112.6%	(2.7) p.p.	101.9%	92.0%	9.9 p.p.

(1)	The Company calculates Adjusted Cash Flow Conversion from Operations as adjusted cash flow from operations (which we calculate as cash from operations plus income tax paid) divided by Adjusted EBITDA (as defined above but without taking non-recurring expenses into consideration). Adjusted Cash Flow Conversion from Operations is a non-GAAP measure. The calculation of Adjusted Cash Flow Conversion from Operations may be different from the calculation used by other companies, including competitors in the industry, and therefore, the Company’s measures may not be comparable to those of other companies. For further information see “Reconciliations of Non-GAAP Financial Measures”.

3Q22 Results	14

Indebtedness

In May 2022, we completed the issuance of two series of simple, secured, non-convertible debentures (Brazilian bonds denominated in R$) in an offering with restricted distribution efforts directed solely at professional investors in Brazil. The two debentures series amounted to R$1.95 billion at interest rates indexed to the CDI (Certificado de Depósito Interbancário) for a five-year term in total, in connection with the business combination with UniCesumar, as follows:

◾	Series 1 Debentures: R$0.5 billion (final maturity on May 15, 2024); and
◾	Series 2 Debentures: R$1.45 billion (final maturity on May 15, 2027).

Among our obligations under the indenture governing this issuance, one of the main covenants to which we are subject is to maintain our Net Debt to Adjusted EBITDA ratio () at a figure no greater than the following:

◾	4.5x in June 2023;
◾	4.0x in December 2023;
◾	3.5x in June 2024; and
◾	3.0x in December 2024.

Once the covenant starts to be measured (as from June 2023 onwards), the figures for this calculation will be on an ex-IFRS 16 basis.

In September 2022, we announced an investment agreement with Crescera, pursuant to which Crescera subscribed for 3,636,363 new common shares in a primary capital increase in the amount of R$300 million, equivalent to US$58.26 million.

Besides, in October 2022 we launched a rights offering allowing our existing shareholders to subscribe for new common shares at a price-per-share equivalent to the US$ price paid by Crescera for the common shares it is acquiring pursuant to its investment. We expect to raise between R$100 to R$125 million in this rights offering.

We currently intend to use the net proceeds from the Crescera investment and the rights offering to repay a portion of the aggregate principal amount outstanding under our Series 1 Debentures due 2024. In addition, we intend to use any remaining net proceeds from the Crescera investment and the rights offering for general corporate purposes.

3Q22 Results	15

CAPEX

Capital Expenditures in 3Q22 totaled R$25.9 million, 51.2% higher than the amount spent in 3Q21, but with a significant reduction as a percentage of Net Revenue, from 11.6% in 3Q21 to 6.5% in 3Q22. This increase in the capital expenditures amount in 3Q22 was mainly due to higher investments both in property and equipment and intangible assets. Given the business combination with UniCesumar, we expect synergies in content production and in the expansion process with hubs from both brands. We believe that the investments can be further optimized during the integration of both companies.

Table 10: CAPEX

R$ million	3Q22	3Q21	% Chg	9M22	9M21	% Chg
Property and equipment	13.9	8.3	67.5%	23.1	17.3	33.5%
Intangible assets	12.1	8.9	36.0%	27.9	24.5	13.9%
Investing activities	25.9	17.2	50.6%	51.0	41.9	21.7%
as % of Net Revenue	6.5%	11.6%	(5.1) p.p.	5.8%	9.0%	(3.2) p.p.

3Q22 Results	16

ABOUT VITRU (NASDAQ: VTRU)

VITRU is the leading pure-player in the postsecondary digital education market in Brazil based on the number of enrolled undergraduate students as of December 31, 2020, according to the annual census released by the Brazilian Ministry of Education (Ministério da Educação), in February 2022.

Vitru has been listed on the Nasdaq stock exchange in the United States (ticker symbol: VTRU) since September 18, 2020, and its mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Through its subsidiaries, Vitru provides a complete pedagogical ecosystem focused on a hybrid distance learning experience for undergraduate and continuing education students. All the academic content is delivered in multiple formats (videos, eBooks, podcasts and html text, among others) through its proprietary Virtual Learning Environment, or VLE. The pedagogical model also incorporates in-person weekly meetings hosted by dedicated tutors who are mostly local working professionals in the subject area they teach. The Company believes that this unique tutor-centric learning experience sets it apart, creating a stronger sense of community and belonging and contributing to higher engagement and retention rates of its student base.

The Company’s results are based on three operating segments:

◾	Digital education undergraduate courses. What differentiates Vitru’s digital education model are the higher quality and its hybrid methodology, which consists of weekly in-person meetings with on-site tutors, alongside the benefit of the virtual learning environment, where students are able to study where and when they prefer. The Company’s portfolio of courses is composed mainly of pedagogy, business administration, accounting, physical education, vocational, engineering and health-related courses.
◾	Continuing education courses. Vitru offers continuing education and graduate courses predominantly in pedagogy, finance and business, but also in other subjects such as law, engineering, IT and health-related courses. Courses are offered in three different versions, consisting of (i) hybrid model, (ii) 100% online, and (iii) on-campus. This also includes technical courses and professional qualification courses.
◾	On-campus undergraduate courses. Vitru (through Uniasselvi and UniCesumar) has several campuses that offer traditional on-campus undergraduate courses, including medical, engineering, law and health-related courses. On-campus students experience a complete learning ecosystem, mixing theory with practical applications as well as access to sports activities and cultural events.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements, other than statements of historical fact, could be deemed forward-looking, including risks and uncertainties related to statements about the proposed business combination, including the benefits of the business combination, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the business combination; the effect of the COVID-19 outbreak on general economic and business conditions in Brazil and globally, and any restrictive measures imposed by governmental authorities in response to the outbreak; our ability to implement, in a timely and efficient manner, any measure necessary to respond to, or reduce the effects of, the COVID-19 outbreak on our business, operations, cash flow, prospects, liquidity and financial condition; our ability to efficiently predict, and react to, temporary or long-lasting changes in consumer behavior resulting from the COVID-19 outbreak, including after the outbreak has been sufficiently controlled; our competition; our ability to implement our business strategy; our ability to adapt to technological changes in the educational sector; the availability of government authorizations on terms and conditions and within periods acceptable to us; our ability to continue attracting and retaining new students; our ability to maintain the academic quality of our programs; our ability to maintain the relationships with

3Q22 Results	17

our hub partners; our ability to collect tuition fees; the availability of qualified personnel and the ability to retain such personnel; changes in government regulations applicable to the education industry in Brazil; government interventions in education industry programs, which affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; a decline in the number of students enrolled in our programs or the amount of tuition we can charge; our ability to compete and conduct our business in the future; the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes; changes in labor, distribution and other operating costs; our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; general market, political, economic and business conditions; and our financial targets. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential effects of the COVID-19 pandemic on our business operations, financial results and financial position and on the Brazilian economy.

The forward-looking statements can be identified, in certain cases, through the use of words such as “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “potential,” “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of, such words and expressions. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Readers should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect the Company’s financial results is included in filings made with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Item 3. Key Information—D. Risk Factors” in the most recent Annual Report on Form 20-F of the Company. These documents are available on the SEC Filings section of the investor relations section of our website at investors.vitru.com.br.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, VITRU uses Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations information, which are non-GAAP financial measures, for the convenience of the investment community. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure.

VITRU calculates Adjusted EBITDA as the net income (loss) for the period plus:

◾	deferred and current income tax, which is calculated based on income, adjusted based on certain additions and exclusions provided for in applicable legislation. The income taxes in Brazil consist of corporate income tax (Imposto de Renda Pessoa Jurídica), or IRPJ, and CSLL, which are social contribution taxes;
◾	financial results, which consist of interest expenses less interest income;
◾	depreciation and amortization;
◾	interest on tuition fees paid in arrears, which refers to interest received from students on late payments of monthly tuition fees and which is added back;

3Q22 Results	18

◾	impairment of non-current assets, which consists of impairment charges associated with the on-campus undergraduate courses segment, given the deterioration in the prospects of this business;
◾	share-based compensation plan, which consists of non-cash expenses related to the grant of share-based compensation, as well as fair value adjustments for share-based compensation expenses classified as a liability in the consolidated financial statements;
◾	other income (expenses), net, which consists of other expenses such as contractual indemnities and deductible donations among others; and
◾	M&A, pre-offering expenses and restructuring expenses, which consists of adjustments that the Company believes are appropriate to provide additional information to investors about certain material non-recurring items. Such M&A, pre-offering expenses and restructuring expenses comprise: mergers and acquisitions, or M&A, and pre-offering expenses, which are expenses related to mergers, acquisitions and divestments (including due diligence, transaction and integration costs), as well as the expenses related to the preparation of offerings; and restructuring expenses, which refers to expenses related to employee severance costs in connection with organizational and academic restructurings.

VITRU calculates Adjusted Net Income as net income (loss) for the period plus:

◾	share-based compensation plan, as defined above;
◾	M&A, pre-offering expenses, and restructuring expenses, as defined above;
◾	impairment of non-current assets, as defined above;
◾	amortization of intangible assets recognized as a result of business combinations, which refers to the amortization of the following intangible assets from business combinations: software, trademark, distance learning operation licenses, non-compete agreements, customer relationship, teaching-learning material, licenses to operate medical courses, and leasing contracts. For more information, see notes to the unaudited interim condensed consolidated financial statements in the Company’s filings with the U.S. Securities and Exchange Commission;
◾	interest accrued at the original effective interest rate (excluding restatement as a result of inflation) on the accounts payable from the acquisition of subsidiaries. See notes to the unaudited interim condensed consolidated financial statements in the Company’s filings with the U.S. Securities and Exchange Commission; and
◾	corresponding tax effects on adjustments, which represents the tax effect of pre-tax items excluded from adjusted net income (loss). The tax effect of pre-tax items excluded from adjusted net income (loss) is computed using the statutory rate related to the jurisdiction that was affected by the adjustment after taking into account the effect of permanent differences and valuation allowances.

VITRU calculates Adjusted Cash Flow Conversion from Operations as adjusted cash flow from operations (which is calculated as cash from operations plus income tax paid) divided by Adjusted EBITDA (as defined above but without taking M&A, pre-offering expenses and restructuring expenses into consideration).

Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations are the key performance indicators used by Vitru to measure the financial performance of its core operations, and Vitru believes that these measures facilitate period-to-period comparisons on a consistent basis. As a result, its management believes that these non-GAAP financial measures provide useful information to the investment community. These summarized, non-audited or non-GAAP financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. Additionally, the calculations of Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations may be different from the calculations used by other companies, including competitors in the education services industry, and therefore, Vitru’s measures may not be comparable to those of other companies. For a reconciliation of Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations to the most directly comparable IFRS measure, see the tables at the end of this document.

3Q22 Results	19

FINANCIAL TABLES

Unaudited interim condensed consolidated statements of profit or loss and other comprehensive income for the three- and nine-month period ended September 30, 2022 and 2021

	Three Months Ended September 30,		Nine Months Ended September 30,
R$ million (except earnings per share)	2022	2021	2022	2021

NET REVENUE	400.8	148.1	886.6	465.3

Cost of services rendered	(168.9)	(67.8)	(351.9)	(180.4)

GROSS PROFIT	231.9	80.3	534.7	284.9

General and administrative expenses	(38.3)	(24.0)	(123.0)	(66.0)
Selling expenses	(69.6)	(24.1)	(159.4)	(87.4)
Net impairment losses on financial assets	(41.6)	(23.7)	(105.9)	(76.6)
Other income (expenses), net	(2.8)	-	(1.8)	0.4
Operating expenses	(152.3)	(71.8)	(390.1)	(229.6)

OPERATING PROFIT	79.6	8.5	144.6	55.3

Financial income	19.6	14.9	49.1	32.7
Financial expenses	(90.8)	(19.4)	(167.6)	(50.7)
Financial results	(71.2)	(4.5)	(118.5)	(18.0)

PROFIT BEFORE TAXES	8.4	4.0	26.1	37.3

Current income taxes	(5.8)	(2.3)	(13.5)	(20.1)
Deferred income taxes	33.2	1.3	68.0	23.2
Income taxes	27.4	(1.0)	54.5	3.1

NET INCOME FOR THE PERIOD	35.8	3.0	80.6	40.4

Other comprehensive income	-	-	-	-

TOTAL COMPREHENSIVE INCOME	35.8	3.0	80.6	40.4

Basic earnings per share (R$)	1.25	0.13	3.13	1.74
Diluted earnings per share (R$)	1.13	0.12	2.89	1.63

3Q22 Results	20

Unaudited interim condensed consolidated statements of financial position as of September 30, 2022 and December 31, 2021

	September 30,	December 31,
R$ million	2022	2021
ASSETS

CURRENT ASSETS

Cash and cash equivalents	189.0	75.6
Short-term investments	63.4	253.0
Trade receivables	244.8	140.6
Income taxes recoverable	10.3	7.7
Prepaid expenses	23.1	35.0
Receivables from hub partners	14.7	-
Other current assets	8.8	2.9

TOTAL CURRENT ASSETS	554.1	514.8

NON-CURRENT ASSETS

Trade receivables	28.6	5.9
Indemnification assets	8.3	8.6
Deferred tax assets	-	83.4
Receivables from hub partners	49.2	-
Other non-current assets	6.1	1.6

Right-of-use assets	356.8	136.1
Property and equipment	188.0	106.8
Intangible assets	4,516.4	670.2

TOTAL NON-CURRENT ASSETS	5,153.4	1,012.6

TOTAL ASSETS	5,707.5	1,527.4

3Q22 Results	21

	September 30,	December 31,
R$ million	2022	2021
LIABILITIES

CURRENT LIABILITIES

Trade payables	67.7	41.7
Loans and financing	97.0	-
Lease liabilities	53.4	27.2
Labor and social obligations	97.6	25.0
Taxes payable	11.0	3.3
Prepayments from customers	37.2	10.3
Accounts payable from acquisition of subsidiaries	155.3	149.8
Other current liabilities	4.9	2.1

TOTAL CURRENT LIABILITIES	524.1	259.4

NON-CURRENT

Lease liabilities	280.4	134.3
Loans and financing	1,910.7	-
Share-based compensation	29.0	52.3
Accounts payable from acquisition of subsidiaries	574.2	-
Provisions for contingencies	28.1	14.9
Deferred tax liabilities	612.6	-
Other non-current liabilities	1.4	0.4

TOTAL NON-CURRENT LIABILITIES	3,436.4	201.9

TOTAL LIABILITIES	3,960.5	461.3

EQUITY

Share capital	0.008	0.006
Capital reserves	1,639.9	1,039.6
Retained earnings	107.1	26.5

TOTAL EQUITY	1,747.1	1,066.1

TOTAL LIABILITIES AND EQUITY	5,707.5	1,527.4

3Q22 Results	22

Unaudited interim condensed consolidated statements of cash flows for the nine-month period ended September 30, 2022 and 2021

	Nine Months Ended September 30,
R$ million	2022	2021
Cash flows from operating activities
Profit before taxes	26.1	37.3
Adjustments to reconcile income before taxes to cash provided on operating activities
Depreciation and amortization	98.0	39.7
Net impairment losses on financial assets	105.9	76.6
Provision for revenue cancellation	0.6	0.5
Provision for contingencies	2.9	0.9
Accrued interests	148.0	15.1
Share-based compensation	(1.7)	14.9
Loss on sale or disposal of non-current assets	2.2	-
Modification of lease contracts	(0.6)	(0.3)
Changes in operating assets and liabilities
Trade receivables	(154.5)	(81.2)
Prepayments	(1.0)	(0.8)
Other assets	(5.4)	5.3
Trade payables	21.6	(0.6)
Labor and social obligations	34.8	19.3
Other taxes payable	(0.2)	0.6
Prepayments from customers	9.1	1.9
Other payables	(2.2)	0.5
Cash from operations	283.6	129.6

Income tax paid	(16.1)	(15.4)
Interest paid	(19.4)	(19.5)
Contingencies paid	(3.4)	(3.4)
Net cash provided by operating activities	244.7	91.3

Cash flows from investing activities
Purchase of property and equipment	(23.1)	(17.3)
Purchase and capitalization of intangible assets	(27.9)	(24.5)
Payments for the acquisition of interests in subsidiaries, net of cash	(2,200.8)	(10.6)
Acquisition of short-term investments, net	189.6	38.1
Net cash used in investing activities	(2,062.2)	(14.3)

Cash flows from financing activities
Payments of lease liabilities	(10.0)	(8.1)
Proceeds from loans and financing, net of transaction costs	1,905.8	(12.8)
Costs related to future issuances	16.8	-
Capital contributions	18.3	9.7
Net cash provided by (used in) financing activities	1,931.0	(11.2)

Net increase in cash and cash equivalents	113.5	65.9
Cash and cash equivalents at the beginning of the period	75.6	85.9
Cash and cash equivalents at the end of the period	189.0	151.8

3Q22 Results	23

Reconciliations of Non-GAAP Financial Measures

Reconciliation of Adjusted EBITDA

	Three Months Ended September 30,		Nine Months Ended September 30,
R$ million	2022	2021	2022	2021
Net income for the period	35.8	3.0	80.6	40.4
(+) Deferred and current income tax	(27.4)	1.0	(54.5)	(3.1)
(+) Financial result	71.2	4.5	118.4	18.0
(+) Depreciation and amortization	51.9	14.1	98.0	39.7
(+) Interest on tuition fees paid in arrears	9.4	5.8	20.0	14.6
(+) Share-based compensation plan	(9.5)	5.2	(1.7)	14.9
(+) Other income (expenses), net	2.8	-	1.8	(0.4)
(+) M&A, pre-offering expenses and restructuring expenses	9.3	5.1	45.2	11.1
Adjusted EBITDA	143.5	38.7	307.8	135.2

Reconciliation of Adjusted Net Income

	Three Months Ended September 30,		Nine Months Ended September 30,
R$ million	2022	2021	2022	2021
Net income for the period	35.8	3.0	80.6	40.4
(+) M&A, pre-offering expenses and restructuring expenses	9.3	5.1	45.2	11.1
(+) Share-based compensation plan	(9.5)	5.2	(1.7)	14.9
(+) Amortization of intangible assets from business combinations	31.3	0.9	46.5	3.9
(+) Interest accrued on accounts payable from the acquisition of subsidiaries	9.4	3.1	15.5	9.2
(-) Corresponding tax effects on adjustments	(10.6)	(3.8)	(30.6)	(26.4)
Adjusted Net Income	65.7	13.5	155.5	53.1

Reconciliation of Adjusted Cash Flow Conversion from Operations

	Three Months Ended September 30,		Nine Months Ended September 30,
R$ million	2022	2021	2022	2021
Cash from Operations	153.2	41.7	283.6	129.6
(+) Income tax paid	(5.7)	(3.8)	(16.0)	(15.4)
Adjusted Cash Flow from Operations	147.5	37.9	267.6	114.2

Adjusted EBITDA	143.5	38.7	307.8	135.2
(-) M&A, pre-offering expenses and restructuring expenses	(9.3)	(5.1)	(45.2)	(11.1)
Adjusted EBITDA excluding M&A, pre-offering expenses and restructuring expenses	134.2	33.6	262.6	124.1

Adjusted Cash Flow Conversion from Operations	109.9%	112.6%	101.9%	92.0%

3Q22 Results	24